pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Further Assessment Order Rescinded

Vancouver BC,  December 8, 2021:  Pacific Booker Minerals Inc is pleased to announce the Ministers decided to rescind the Section 17(3)(c)(iii) Order (Further Assessment Order) issued in July 2015 under the Environmental Assessment Act (2002).

The Company has been advised that the EAO will now provide the referral materials to Ministers for their decision on whether or not to issue an Environmental Assessment Certificate for the Morrison project.  To ensure administrative and procedural fairness of the decision, the referral materials will be limited to: materials that were provided to the then-Ministers as part of the previous 2015 decision; the 2015 Ministers’ reasons for decision that leBd to the Further Assessment Order, and; a covering memo listing the materials within.  The EAO will not be providing a new recommendation to the Ministers.  Once the decision package has been provided to Ministers, the Ministers decision will be subject to a legislated timeline of 45 days.

The correspondence in this matter can be found at:  https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/project-details

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.